

Mail Stop 3720

February 19, 2008

Mr. John Fisbeck
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

Re: **Fortune Industries, Inc.**
Forms 10-Q for the Quarterly Periods ended February 28, 2007 and
May 31, 2007
File no. 1-32543

Fortune Industries, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2007
Filed December 14, 2007

Dear Mr. Fisbeck:

      We have reviewed your supplemental response letters dated April 24, 2007, July 31, 2007, October 26, 2007, December 27, 2007, and January 29, 2008 as well as your filings and have the following comments. As noted in our comment letter dated March 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended February 28, 2007
Form 10-Q for the quarterly period ended May 31, 2007

Note 2 – Acquisitions and Pro Form Results, page 13

1. We note your response to prior comment 8. Please present fair value of the put option as a liability in accordance with Paragraph 15 of SFAS 150. Also comply this comment in your Form 10-K for the Fiscal Year ended December 31, 2007.

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 19

2. We note your response to prior comment 5 and 6. It appears to us that the verbal waiver does not support your classification as long-term debt. Your debt is with an external creditor and your major shareholder is not the creditor. Therefore any assurances from your major shareholder do not appear to satisfy the conditions in Paragraph 5 of SFAS 78 which allow for long-term classification.

Note 12 – Variable Entity, page 22

3. We note your response to prior comment 7. In your amended filings, please revise your Consolidated Cash Flows as indicated in your response.

Form 10-K for the fiscal year ended August 31, 2007
Note 10 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 61

4. We note that you were not in compliance with the Minimum Shareholders' Equity and Maximum Funded Debt/Total Capitalization Ratio covenants at the balance sheet date. In this regard, it appears that you should revise your filing to reclassify the debt as current on the balance sheet. Please revise or advise. Also, comply with this comment in your November 30, 2007 Form 10-Q.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director